02047334

PE 7-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

JUL 25 2002

For the month of
July 2002

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

Sir Roger Hurn, Jonathan W Bloomer, Philip A J Broadley, Mark E Tucker and Michael McLintock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Roger Hurn

Jonathan W Bloomer

Philip A J Broadley

Mark E Tucker

Brewin Dolphin Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Prudential plc shares by Executive Directors

7. Number of shares / amount of stock acquired

Sir Roger Hurn 10,000 shares

Jonathan W Bloomer 4,523 shares

Philip A J Broadley 2,261 shares

Mark E Tucker 15,000 shares

Michael McLintock 16,150 shares

8. Percentage of issued class

Sir Roger Hurn 0.0005%

Jonathan W Bloomer Less than 0.0003%

Philip Broadley Less than 0.0002%

Mark E Tucker Less than 0.0008%

Michael McLintock 0.0008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

Sir Roger Hurn £4.385

Jonathan W Bloomer £4.39

Philip A J Broadley £4.39

Mark E Tucker £3.99

Michael McLintock £3.975

13. Date of transaction

24 July 2002

14. Date company informed

24 July 2002

15. Total holding following this notification

Sir Roger Hurn 20,000 shares

Jonathan W Bloomer 552,374 shares

Philip A J Broadley 171,417 shares

Mark E Tucker 393,616 shares

Michael McLintock 110,041 shares

16. Total percentage holding of issued class following this notification

Sir Roger Hurn 0.001%

Jonathan W Bloomer Less than 0.03%

Philip A J Broadley Less than 0.009%

Mark E Tucker Less than 0.02%

Michael McLintock Less than 0.006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

24 July 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 24 July 2002

By: ______________________

Title: Deputy Group Secretary